                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    22575M100
                                 (Cusip Number)

                              Mr. Gerald W. Haddock
                       306 West Seventh Street, Suite 1025
                             Fort Worth, Texas 76102
                                 (817) 339-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,188,846 shares, which constitutes approximately 10.1% of the 11,741,628 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 11,401,477 shares of Stock outstanding.

1.       Name of Reporting Person:

                  COPI Colorado, L. P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                  (a)      /   /

                                                                  (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  OO - Contributions from COI

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization:  Delaware


                           7.       Sole Voting Power:               695,000 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:             -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:          695,000 (1)
Person
With
                           10.      Shared Dispositive Power:        -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  695,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11):  6.1%

14.      Type of Reporting Person:  PN

------------

(1)      Power is exercised through COI, its sole general partner.

1.       Name of Reporting Person:

                  Crescent Operating, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                  (a)      /   /

                                                                  (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization:  Delaware


                           7.       Sole Voting Power:               695,000 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:             -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:          695,000 (1)
Person
With
                           10.      Shared Dispositive Power:        -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  695,000 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11):  6.1%

14.      Type of Reporting Person:  CO

------------

(1)      Solely in its capacity as the sole general partner of COPI Colorado.

1.       Name of Reporting Person:

                  Gerald W. Haddock

2.       Check the Appropriate Box if a Member of a Group:

                                                                  (a)      /   /

                                                                  (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization:  USA


                           7.       Sole Voting Power:               215,218 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:             -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:          215,218 (1)
Person
With
                           10.      Shared Dispositive Power:        -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  215,218 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11):  1.9% (2)

14.      Type of Reporting Person:  IN

------------

(1) Includes (a) 158,104 shares of the Stock issuable to GWH upon the exercise of options that are exercisable within 60 days, (b) 10,170 shares held by a family limited partnership of which GWH is a general partner (the "GWH Family Partnership") and (c) 51 shares held for GWH's benefit in the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "401(k) Plan"). Pursuant to Rule 13d-4 of the Act, GWH disclaims beneficial ownership with respect to all shares of the Stock held by the GWH Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,559,581 shares of the Stock outstanding.

1.       Name of Reporting Person:

                  John C. Goff

2.       Check the Appropriate Box if a Member of a Group:

                                                                  (a)      /   /

                                                                  (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization:  USA


                           7.       Sole Voting Power:               270,461 (1)
Number of
Shares
Beneficially               8.       Shared Voting Power:             -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:          270,461 (1)
Person
With
                           10.      Shared Dispositive Power:        -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  270,461 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11):  2.3% (2)

14.      Type of Reporting Person:  IN

------------

(1) Includes (a) 182,047 shares of the Stock issuable to JCG upon the exercise of options that are exercisable within 60 days, (b) 15,256 shares held by a family limited partnership of which JCG is a general partner (the "JCG Family Partnership") and (c) 50 shares held for JCG's benefit in the 401(k) Plan. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,583,524 shares of the Stock outstanding.

1.       Name of Reporting Person:

                  Harry H. Frampton, III

2.       Check the Appropriate Box if a Member of a Group:

                                                                  (a)      /   /

                                                                  (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                  /   /

6.       Citizenship or Place of Organization:  USA


                           7.       Sole Voting Power:                     8,167
Number of
Shares
Beneficially               8.       Shared Voting Power:                   -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:                8,167
Person
With
                           10.      Shared Dispositive Power:              -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  8,167

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                  / X /

13.      Percent of Class Represented by Amount in Row (11):  less than 0.1%

14.      Type of Reporting Person:  IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated September 28, 1998, as amended by Amendment No. 1 dated December 10, 1998, relating to the common stock, par value $0.01 per share (the "Stock"), of Crescent Operating, Inc., a Delaware corporation (the "Issuer").

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of Stock are as follows:

        NAME OF
    REPORTING PERSON             SOURCE OF FUNDS               AMOUNT OF FUNDS
    ----------------             ---------------               ---------------
     COPI Colorado           Contributions from COI            $2,831,553

         COI                 Not Applicable                    Not Applicable

         GWH                 Personal Funds (1)(2)             $   64,775(3)

                             Undetermined (4)                     156,523(5)

                                      (6)                      Not Applicable

         JCG                 Undetermined (4)                  $  180,227(7)

                                      (8)                      Not Applicable

         HHF                          (9)                      Not Applicable

     (1) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2)  GWH used Personal Funds to acquire 3,000 shares of the Stock.

     (3) GWH used the indicated amount to acquire the 3,000 shares of the Stock referenced in footnote (2).

     (4) The source of the funds to be used by the Reporting Person to exercise part or all of the options to acquire shares of the Stock held by such Reporting Person, assuming such exercise, has not yet been determined.

     (5) The indicated amount assumes exercise in full of options exercisable within 60 days to acquire 158,104 shares of the Stock at a price of $0.99 per share.

     (6) GWH acquired 43,893 shares of the Stock effective June 12, 1997 through Crescent Equities' distribution of shares of the Stock to shareholders of Crescent Equities and unit holders of Crescent Partnership), of record on May 30, 1997 (the "Record Date"), on the basis of one share of the Stock for every 10 shares of beneficial interest of Crescent Equities, and one share of the Stock for every five units of limited partnership interest of Crescent Partnership, held on the Record Date (the "Issuer Stock Distribution"). The 10,170 shares of the Stock owned by the GWH Family Partnership and the 51 shares of the Stock held for GWH's benefit in the 401(k) Plan also were acquired through the Issuer Stock Distribution.

     (7) The indicated amount assumes exercise in full of options exercisable within 60 days to acquire 182,047 shares of the Stock at a price of $0.99 per share.

     (8) JCG acquired 73,108 shares of the Stock through the Issuer Stock Distribution. The 15,256 shares of the Stock owned by the JCG Family Partnership and the 50 shares of the Stock held for JCG's benefit in the 401(k) Plan also were acquired through the Issuer Stock Distribution.

     (9) HHF acquired all of the shares of the Stock reported herein as beneficially owned by him through the Issuer Stock Distribution.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a) through 5(c) hereby are amended in their entirety to read as follows:

     (a)

     COPI Colorado

     The aggregate number of shares of the Stock that COPI Colorado owns beneficially, pursuant to Rule 13d-3 of the Act, is 695,000, which constitutes approximately 6.1% of the outstanding shares of the Stock.

     COI

     In its capacity as the sole general partner of COPI Colorado, COI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 695,000 shares of the Stock, which constitutes approximately 6.1% of the outstanding shares of the Stock.

     GWH

     Because of (1) his direct holdings of 46,893 shares of the Stock, (2) the 10,170 shares of the Stock held by the GWH Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof,
(3) his indirect holdings of 51 shares of Stock in the 401(k) Plan and (4) his ownership of options that are exercisable within 60 days to acquire 158,104 shares of the Stock, GWH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 215,218 shares of the Stock in the aggregate, which constitutes approximately 1.9% of the 11,559,581 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of the Act, GWH disclaims beneficial ownership with respect to all shares of the Stock held by the GWH Family Partnership in excess of his pecuniary interest therein.

     JCG

     Because of (1) his direct holdings of 73,108 shares of the Stock, (2) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof,
(3) his indirect holdings of 50 shares of Stock in the 401(k) Plan and (4) his ownership of options that are exercisable within 60 days to acquire 182,047 shares of the Stock, JCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 270,461 of the Stock in the aggregate, which constitutes approximately 2.3% of the 11,583,524 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

     HHF

     The aggregate number of shares of the Stock that HHF owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,167, which constitutes less than 0.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the Reporting Persons is the beneficial owner of any shares of the Stock.

     (b)

     COPI Colorado

     Acting through its sole general partner, COPI Colorado has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 695,000 shares of the Stock.

     COI

     In its capacity as the sole general partner of COPI Colorado, COI has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 695,000 shares of the Stock.

     GWH

     GWH has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (1) the 46,893 shares of the Stock directly held by him, (2) the 10,170 shares of the Stock held by the GWH Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) the 51 shares of Stock held for his benefit in the 401(k) Plan and (4), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 158,104 shares of the Stock issuable to him upon his exercise of options that are exercisable within 60 days.

     JCG

     JCG has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (1) the 73,108 shares of the Stock directly held by him, (2) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) the 50 shares of Stock held for his benefit in the 401(k) Plan and (4), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 182,047 shares of the Stock issuable to him upon his exercise of options that are exercisable within 60 days.

     HHF

     HHF has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 8,167 shares of the Stock.

     (c) Since the Reporting Persons' most recent filing on Schedule 13D, COPI Colorado has purchased shares of the Stock in open-market transactions on NASDAQ, as follows:

                                    NUMBER                      PRICE
       DATE                        OF SHARES                  PER SHARE
       ----                        ---------                  ---------
     12/22/98                       200,000                     $3.66
     12/23/98                        10,000                      3.47

     Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock since the Reporting Persons' most recent filing on Schedule 13D.

     Items 5(d) through 5(e):

     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 --    Agreement of Limited Partnership of COPI Colorado, L. P.

Exhibit 10.2 --    Contribution Agreement

Exhibit 10.3 --    Agreement regarding Schedules and Other Matters

Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 29, 1998


                                       COPI COLORADO, L. P., a Delaware limited
                                         partnership

                                       By: CRESCENT OPERATING, INC.,
                                             a Delaware corporation

                                           By: /s/ Jeffrey L. Stevens
                                               Jeffrey L. Stevens, Executive
                                                 Vice President

                                       CRESCENT OPERATING, INC.,
                                         a Delaware corporation

                                       By: /s/ Jeffrey L. Stevens
                                           Jeffrey L. Stevens, Executive
                                             Vice President

                                       /s/ Gerald W. Haddock
                                       GERALD W. HADDOCK

                                       /s/ John C. Goff
                                       JOHN C. GOFF

                                       /s/ Harry H. Frampton, III
                                       HARRY H. FRAMPTON, III

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION
-------           -----------
10.1              Agreement of Limited Partnership of COPI Colorado, L. P.,
                  previously filed with the Schedule 13D Statement dated
                  September 28, 1998.

10.2              Contribution Agreement, previously filed with the Schedule 13D
                  Statement dated September 28, 1998.

10.3 Agreement regarding Schedules and Other Matters, previously filed with the Schedule 13D Statement dated September 28,
                  1998.

99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.